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                             February 12, 2024

       Gavin Michael
       Chief Executive Officer
       Bakkt Holdings, Inc.
       10000 Avalon Boulevard, Suite 1000
       Alpharetta, Georgia 30009

                                                        Re: Bakkt Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed February 7,
2024
                                                            File No. 333-271438

       Dear Gavin Michael:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3

       General

   1. Please address the following with respect to the going concern disclosure in your amended
                                                        Form 10-Q for the
quarterly period ended September 30, 2023:
                                                            Revise your
Prospectus Summary to provide disclosure about the facts that raise substantial doubt
about your ability to continue as a going concern. Your disclosure should include a
discussion of:
                                                              o  the principal
conditions or events that raise substantial doubt about your ability to continue as
a going concern;
                                                              o  your
evaluation of the significance of those conditions or events in relation to your ability
to meet your obligations; and
                                                              o  management   s
plans that are intended to mitigate the conditions or events that raise
substantial doubt about your ability to continue as a going concern.
                                                            As part of this
disclosure, please also include a discussion of your current liquidity
 Gavin Michael
Bakkt Holdings, Inc.
February 12, 2024
Page 2
           position, the sources of that liquidity (e.g., cash, short-term investments, etc.), and the expected uses and timing of uses of that liquidity.
             Regarding the going concern risk factor disclosure in your amended Form 10-Q, please tell us whether or not you considered revisions or updates to any other disclosures, including the subsequent events footnote to your interim financial statements, related to facts that raise substantial doubt about your ability to continue as a going concern.
Incorporation by Reference, page 18

2. Please update this section to incorporate by reference your Form 10-Q/A filed on February
      8, 2024. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance
      and Disclosure Interpretations.
       Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758
with any questions.



                                                              Sincerely,
FirstName LastNameGavin Michael
                                                              Division of
Corporation Finance
Comapany NameBakkt Holdings, Inc.
                                                              Office of Crypto
Assets
February 12, 2024 Page 2
cc:       Matt Lyons
FirstName LastName